                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Network Six, Inc.
                             --------------------
                               (Name of Issuer)

                    Common Stock, $.10 par value per share
                                 ------------
                        (Title of Class of Securities)

                                  640 901 104
                            -----------------------
                                (CUSIP Number)

               Saugatuck Capital Company Limited Partnership III
                              One Canterbury Green
                              Stamford, CT  06901
                        Attention: Barbara E. Parker

                                with copies to:

                            Michael J. Herling, Esq.
                            Finn Dixon & Herling LLP
                              One Landmark Square
                               Stamford, CT 06901
                                 (203) 325-5000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 6, 2001
             -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
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                                                                    Page 2 of 11

CUSIP NO. 640 901 104                          13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Saugatuck Capital Company Limited Partnership III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A) [  ]
                                                                (B) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

               7.    SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY         None.
OWNED BY       -------------------------------------------------
EACH           8.    SHARED VOTING POWER
REPORTING
PERSON               178,571.42
WITH           -------------------------------------------------
               9.    SOLE DISPOSITIVE POWER

                     None.
               -------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     178,571.42
----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        178,571.42

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.9%

14      TYPE OF REPORTING PERSON
        PN
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                                                                    Page 3 of 11

CUSIP NO. 640 901 104                          13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Greyrock Partners Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A) [  ]
                                                                (B) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                 7.    SOLE VOTING POWER
NUMBER OF
SHARES                 None.
BENEFICIALLY     -------------------------------------------------
OWNED BY         8.    SHARED VOTING POWER
EACH
REPORTING              178,571.42
PERSON           -------------------------------------------------
WITH             9.    SOLE DISPOSITIVE POWER

                       None.
                 -------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER

                       178,571.42
------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        178,571.42

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                  [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.9%

14      TYPE OF REPORTING PERSON
        PN
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                                                                    Page 4 of 11

                  Amendment No. 2 to Statement on Schedule 13D

     This Amendment No.2 to the Statement on Schedule 13D, dated June 25, 1993 as amended by Amendment No. 1 dated as of June 1, 1996 (as so amended, the "Schedule 13D"), relates to the beneficial ownership of common stock, par value $.10 per share (the "Common Stock"), of Network Six, Inc., a Rhode Island corporation (the "Company"). This Amendment No. 2 is being filed on behalf of Saugatuck Capital Company Limited Partnership III ("Saugatuck III") and Greyrock Partners Limited Partnership ("Greyrock") (collectively, the "Reporting Persons"). This Statement on Schedule 13 constitutes an amendment to and restatement of the Statement on Schedule 13D previously filed by the Reporting Persons.

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock (as defined above) of the Company (as defined above). The principal executive offices of the Company are located at 475 Kilvert Street, Warwick, Rhode Island 02886.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This Statement is filed by Saugatuck III (as defined above), by virtue of its direct beneficial ownership of Common Stock, and by Greyrock (as defined above), by virtue of being the sole general partner of Saugatuck III. Frank J. Hawley, Jr., Owen S. Crihfield, Richard P. Campbell, Jr. and Barbara E. Parker (collectively, the "Saugatuck Partners") are each general partners of Greyrock. By virtue of the relationships described above and their roles with Greyrock, each of the Saugatuck Partners may be deemed to control Greyrock and Saugatuck III and may be deemed to possess indirect beneficial ownership of the Common Stock held by Saugatuck III. However, none of the Saugatuck Partners, acting alone, has voting or investment power with respect to the Common Stock beneficially held by Saugatuck III, and as a result, each Saugatuck Partner disclaims beneficial ownership of the Common Stock directly beneficially owned by Saugatuck III.

     (b) The principal executive offices of Saugatuck III and Greyrock, and the business address of each of Frank J. Hawley, Jr. and Barbara E. Parker is One Canterbury Green, Stamford, Connecticut 06901.

         The business address of Owen S. Crihfield is Hamilton Robinson LLC, 281 Tresser Blvd., Stamford, Connecticut 06901.

     (c) Saugatuck III and Greyrock are engaged in the venture capital business. Each of Frank J. Hawley, Jr. and Barbara E. Parker is an executive officer of Saugatuck Associates, Inc. ("SA"), which is engaged in venture capital financing, and holds various other positions with companies affiliated with SA. Mr. Crihfield is a partner of Hamilton Robinson LLC. Mr Campbell is retired.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Saugatuck Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).
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                                                                    Page 5 of 11

     (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Saugatuck Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject ot, federal or state securities laws of finding any violation with respect to such laws.

     (f) Saugatuck III and Greyrock are Delaware limited partnerships. Each of the Saugatuck Partners is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Saugatuck III and Greyrock (by virtue of being the general partner of Saugatuck III) used personal funds to acquire 714,285.71 shares of Series A Convertible Preferred Stock (the "Preferred Stock") of the Company in October, 1992.

     No part of the purchase price was borrowed or otherwise obtained by such persons for the purpose of acquiring such securities.

     The Reporting Persons understand that the options held by Owen S. Crihfield, as reported in Item 5(a) of this Statement, were acquired by such person in consideration of his service as a director of the Company.

ITEM  4.    PURPOSE OF TRANSACTION.

     Saugatuck III holds the Common Stock described in Item 5 of this Statement for investment only.

     On June 6, 2001, Saugatuck III entered into a Purchase and Sale and Voting Agreement (the "Purchase Agreement") with TRW Inc., an Ohio corporation ("TRW") and NSI Systems Inc., a Rhode Island corporation and wholly-owned subsidiary of TRW ("NSI"), whereby Saugatuck agreed to sell 714,285.71 shares of Preferred Stock (the "Shares") to NSI in exchange for (i) a promissory note from NSI, unconditionally guaranteed by TRW, in an aggregate principal amount of
$2,500,000 and (ii) cash in an amount equal to all the accrued interest and unpaid dividends of the Shares (A) at the rate provided for in the Company's Restated Articles of Incorporation through and including March 31, 2001 that remain unpaid at the time of such sale and (B) at a rate of 6% per annum from March 31, 2001 through the date of such sale. Immediately prior to the execution of the Purchase Agreement, TRW, NSI and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, and subject to the conditions set forth therein, (including approval by the shareholders of the Company), NSI will merge with and into the Company and the Company will become a wholly-owned subsidiary of TRW. Once the Merger is consummated, NSI will cease to
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                                                                    Page 6 of 11

exist as a corporation and all of the business, assets, liabilities and obligations of NSI will be merged into the Company with the Company remaining as the surviving corporation. As a condition to TRW and NSI entering into the Merger Agreement, Saugatuck III was required to enter into the Purchase Agreement.

     Subject to satisfaction or waiver of the conditions to the closing of the transactions contemplated by the Preferred Agreement, the purchase and sale of the Shares will occur immediately prior to the closing of the Merger.

     Owen S. Crihfield holds the options described in Item 5 of this Statement for investment only.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Saugatuck III is the direct beneficial owner of 178,571.42 shares of Common Stock, or approximately 17.9% of the sum of (i) the 816,991 shares of Common Stock outstanding as of June 14, 2001 (the "Outstanding Shares"), according to information received from the Company, plus (ii) the 178,571.42 shares of Common Stock into which the Shares may be converted. By virtue of the relationships previously reported under Item 2 of this Statement, Greyrock may be deemed to have indirect beneficial ownership of the Common Stock directly beneficially owned by Saugatuck III.

     Owen S. Crihfield is the direct beneficial owner of 5,000 options to acquire shares of Common Stock (the "Options"), or less than 1% of the sum of
(i) the Outstanding Shares, plus (ii) the Options. The Options were issued to Mr. Crihfield in connection with his services to the Company as a director.

     (b) Pursuant to the provisions of the Purchase Agreement, Saugatuck III has the shared power to direct the disposition of and vote the 178,571.42 shares of Common Stock held by it. By virtue of the relationships described in Item 2 of this Statement, Greyrock may be deemed to have the power to vote and direct the disposition of the Common Stock which Saugatuck III has the power to vote or of which Saugatuck III has the power to direct the disposition.

     Mr. Crihfield has the power to direct the disposition of and vote the Options.

     (c) On each of March 30, 2000, and January 15, 2001, Owen S. Crihfield was granted 2,500 options to acquire Common Stock in connection with his service to the Company as a director.

     Except as set forth above, none of the Reporting Persons or the Saugatuck Partners has effected any transaction in the Common Stock during the past 60 days.
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                                                                    Page 7 of 11

     (d) Saugatuck III has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it, and, by virtue of the relationships reported in Item 2 of this Statement, Greyrock has the power to direct receipt of dividends from, and the proceeds from the sale of, the Common Stock held by Saugatuck III.

     Mr. Crihfield has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Options.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Stockholders' Agreement, dated as of October 29, 1992 by and among the Company and Saugatuck III.

     Pursuant to a Registration Rights Agreement, dated as of October 29, 1992 by and among the Company and Saugatuck III (the "Registration Rights Agreement"), Saugatuck may demand registration of the Preferred Stock. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement attached as Exhibit B to the Schedule 13D.

     The response set forth in Item 4 is incorporated herein.

     Pursuant to the Purchase Agreement, Saugatuck III has agreed (and the Purchase Agreement includes irrevocable proxy provisions for the benefit of TRW and NSI with respect to the Shares) to vote the Shares (i) in favor of the
Merger and the Merger Agreement (as amended from time to time; provided that Saugatuck III shall not be required to vote to approve the Merger if any amendment to the Merger Agreement materially adversely affects Saugatuck III's interests in the Merger, including its rights under the Purchase Agreement, unless Saugatuck III agrees in writing to such amendment to the Merger
Agreement; it having been agreed that an increase in the Per Share Amount (as defined in the Merger Agreement) without any increase in the consideration payable hereunder would not be deemed to materially adversely affect the Saugatuck III's interests in the Merger), (ii) against any Takeover Proposal (as defined in the Merger Agreement) and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company, any change in the present capitalization of the Company or any amendment to the Company's certificate of incorporation or bylaws, any other material change in the Company's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (ii) could reasonably be expected to impede,
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                                                                    Page 8 of 11

interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of shareholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for NSI or its nominees to vote the Shares directly.

     Saugatuck III also agreed, pursuant to the Purchase Agreement, that if, solely as a result of the consummation of the transactions contemplated by the Merger Agreement, a Change of Control (as defined in Section 6 of the Statement of Rights and Preferences of Series A Convertible Preferred Stock attached as Exhibit A to the Company's Restated Articles of Incorporation) of the Company occurs before NSI or TRW acquires the Shares from Saugatuck III, Saugatuck III will, subject to its receipt of the consideration described above and the closing of the Merger, not exercise its right and option under the Company's Articles of Incorporation, the Preferred Stock Purchase Agreement dated October 29, 1992 between the Company and Saugatuck III or otherwise, to sell to the Company all or a portion of the Shares for a price per share of $5.60 plus accrued and unpaid dividends to the date of such Change of Control.

     Saugatuck III has also agreed, until the termination of the Purchase Agreement, among other things, not to agree to, sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of, or create or permit to exist any pledge, lien, security interest, mortgage, charge, claim, equity, option, proxy, voting restriction, voting trust or agreement, understanding, arrangement, right of first refusal, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind on any of the Shares.

     The foregoing summaries of the Purchase Agreement and the Merger Agreement are qualified in their entirety by reference to the Purchase Agreement attached as Exhibit C to this Statement and the Merger Agreement attached as Exhibit D to this Statement, respectively.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A    Stockholders' Agreement, dated as of October 29, 1992, among
             Network Six, Inc. and Saugatuck Capital Company Limited Partnership
             III (previously filed with Amendment No. 1 to Schedule 13D dated
             June 1, 1996).

Exhibit B    Registration Rights Agreement, dated as of October 29, 1992, among
             Network Six, Inc. and Saugatuck Capital Company Limited Partnership
             III (previously filed with Amendment No. 1 to Schedule 13D dated
             June 1, 1996).

Exhibit C    Purchase and Sale and Voting Agreement, dated as of June 6, 2001, among TRW Inc., NSI Systems Inc. and Saugatuck Capital Company
             Limited Partnership III.
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                                                                    Page 9 of 11

Exhibit D    Agreement and Plan of Merger, dated as of June 6, 2001, TRW Inc.,
             NSI Systems Inc. and Network Six, Inc.
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                                                                   Page 10 of 11

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 18, 2001

          SAUGATUCK CAPITAL COMPANY LIMITED PARTNERSHIP III

          By:  Greyrock Partners Limited Partnership,
               its General Partner



          By:  /s/ Barbara E. Parker
               -----------------------------
               Name:  Barbara E. Parker
               Title: General Partner
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                                                                   Page 11 of 11

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 18, 2001

          GREYROCK PARTNERS LIMITED PARTNERSHIP



          By:  /s/ Barbara E. Parker
               -----------------------------
               Name:  Barbara E. Parker
               Title: General Partner